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+--------+
| FORM 5 |                     U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                                Washington, D.C. 20549

[_] Check box if
    no longer subject     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

[_] Form 3 Holdings Reported

[_] Form 4 Transactions Reported
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1.  Name and Address of Reporting Person*

        Jordan                      Edward                            B.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

        c/o ITXC Corp.
        600 College Road East

    ----------------------------------------------------------------------------
                                   (Street)

        Princeton                    NJ                               08540
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  ITXC Corp. - ITXC
                                             -----------------------------------

3.  I.R.S. or Social Security Number of Reporting Person,
    (Voluntary)
               --------------

4.  Statement for Month/Year  year ended 12/31/2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                                --------------------------------

6.  Relationship of Reporting Person to Issuer (Check all applicable)

    [X] Director    [X] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

    Executive Vice President and Chief Financial Officer
    ----------------------------------------------------

7.  Individual or Joint/Group Reporting  (check applicable line)

    _X_ Form Filed by One Reporting Person

    ___ Form Filed by More than One Reporting Person

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Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title of Security         2. Trans-    3. Trans-     4. Securities Acquired (A)   5. Amount of        6. Owner-    7. Nature
   (Instr. 3)                   action       action        or Disposed of (D)           Securities          ship         of In-
                                Date         Code          (Instr. 3, 4 and 5)          Beneficially        Form:        direct
                                (Month/      (Instr. 8)                                 Owned at the        Direct       Bene-
                                Day/                                                    end of              (D) or       ficial
                                Year)                                                   Issuer's            Indirect     Owner-
                                                                 (A) or                 Fiscal Year         (I)          ship
                                                        Amount   (D)        Price       (Instr. 3 and 4)    (Instr. 4)   (Instr. 4)
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
Common Stock                  6/8/2000           J(1)    1,304     A           --
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Common Stock                 7/31/2000            G      2,200     D           --        351,239 (2)            D
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Common Stock                 7/31/2000            G      2,200     A           --          7,200 (3)            I      by spouse as
                                                                                                                       custodian for
                                                                                                                       children
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Common Stock                                                                              17,500 (3)            I      by Mr. Jordan
                                                                                                                       as custodian
                                                                                                                       for children
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

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FORM 5 (continued)

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                                                   ---------------------------
                                                                                                         (A)         (D)

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
Option (right to purchase)            $55.125            4/6/2000                  A                    50,000
-----------------------------------------------------------------------------------------------------------------------------

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


------------------------------------------------------------------------------------------------------------------------------------
6. Date Exer-          7. Title and Amount of            8. Price         9. Number            10. Owner-         11. Na-
   cisable and            Underlying Securities             of               of Deriv-             ship               ture
   Expiration             (Instr. 3 and 4)                  Deriv-           ative                 of De-             of In-
   Date                                                     ative            Secur-                rivative           direct
   (Month/Day/                                              Secur-           ities                 Secu-              Bene-
   Year)                                                    ity              Bene-                 rity:              ficial
                                                            (Instr. 5)       ficially              Direct             Owner-
 --------------------------------------------                                Owned                 (D) or             ship
 Date          Expira-              Amount or                                at End                Indi-              (Instr. 4)
 Exer-         tion         Title   Number of                                of Month              rect (1)
 cisable       Date                 Shares                                   (Instr. 4)            (Instr. 4)

------------------------------------------------------------------------------------------------------------------------------------
Immed.         4/6/2010     Common    50,000                    --             50,000                   D
                            Stock
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

Explanation of Responses:
(1) The shares were acquired through a distribution from a fund.
(2) Includes 2,531 shares acquired through the Company's Employee Stock Purchase Plan.
(3) Mr. Jordan disclaims the beneficial ownership of the shares owned by his children.

       Edward B. Jordan


       By: /s/ Peter H. Ehrenberg                  February 12, 2001
       -------------------------------------       -----------------
       **Signature of Reporting Person                   Date
        Peter H. Ehrenberg, Attorney-in-Fact

   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                 Page 2
                                                                 SEC 2270 (7/96)

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